February 21, 2025

Michael Nierenberg
Chairman and Chief Executive Officer
Rithm Acquisition Corp.
799 Broadway, 8th Floor
New York, NY 10003

       Re: Rithm Acquisition Corp.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed February 3, 2025
           File No. 333-284671
Dear Michael Nierenberg:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 20, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed February 21, 2025 Exhibits

1.     We note the legal opinion from your Cayman Islands counsel, filed as exhibit 5.2, has
       a number of inappropriate assumptions. For example, in reference to paragraphs 2.8 and 2.10, it is not appropriate for counsel to assume away material facts underlying the opinion or any readily ascertainable facts. Please request that counsel revise the opinion to remove all inappropriate assumptions. For guidance, please refer to Section
       II.B.3. of Staff Legal Bulletin No. 19.
       Please contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related
 February 21, 2025
Page 2

matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Derek Dostal